UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 7)

                             Exide Technologies
         ----------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)
                                 302051206
                           ---------------------
                               (CUSIP Number)

                       Sandell Asset Management Corp.
                            40 West 57th Street
                                 26th Floor
                             New York, NY 10019
                Attention : Michael Fischer, General Counsel
                                212-603-5700
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                               March 15, 2005
                           ---------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

                                SCHEDULE 13D

--------------------------------------- ---------- ----------------------------
CUSIP No   302051206
--------------------------------------- ---------- ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg Master Investments Ltd.

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) |X|  (b)  |_|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY

------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

                                 0
   SHARES
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

                                 2,606,929
   OWNED
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

                                 0
 REPORT-ING
              ----------- -----------------------------------------------------
   PERSON     10          SHARED DISPOSITIVE POWER

                                 2,606,929
    WITH
------------- -----------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,606,929
------------- -----------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                               |_|

------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              10.61%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Sandell Asset Management Corp.

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) |X|  (b)  |_|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY

------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS


              AF
------------- -----------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                 |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION


                       British Virgin Islands
------------- ----------- -----------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

                                 0
   SHARES
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

                                 2,606,929
   OWNED
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

                                 0
 REPORT-ING
              ----------- -----------------------------------------------------
   PERSON     10          SHARED DISPOSITIVE POWER

                                 2,606,929
    WITH
------------- -----------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,606,929
------------- -----------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                               |_|

------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               10.61%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg International Limited

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) |X|  (b)  |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY

------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       British Virgin Islands
------------- ----------- -----------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

                                 0
   SHARES
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

                                 2,606,929
   OWNED
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

                                 0
 REPORT-ING
              ----------- -----------------------------------------------------
   PERSON     10          SHARED DISPOSITIVE POWER

                                 2,606,929
    WITH
------------- -----------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,606,929
------------- -----------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                               |_|

------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              10.61%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg International Holdings Limited

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) |X|  (b)  |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY

------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

                                 0
   SHARES
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

                                 2,606,929
   OWNED
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

                                 0
 REPORT-ING
              ----------- -----------------------------------------------------
   PERSON     10          SHARED DISPOSITIVE POWER

                                 2,606,929
    WITH
------------- -----------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,606,929
------------- -----------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                 |_|

------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              10.61%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Thomas E. Sandell

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) |X|  (b)  |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY

------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Sweden
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

                                 0
   SHARES
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

                                 2,606,929
   OWNED
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

                                 0
 REPORT-ING
              ----------- -----------------------------------------------------
   PERSON     10          SHARED DISPOSITIVE POWER

                                 2,606,929
    WITH
------------- -----------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,606,929
------------- -----------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                               |_|

------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              10.1%

------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------

This is Amendment No. 7 to the Schedule 13D filed jointly by Castlerigg Master Investments Ltd., a British Virgin Islands Company, Sandell Asset Management Corp., a British Virgin Islands Company ("SAMC"), Castlerigg International Limited, a British Virgin Islands Company, Castlerigg International Holdings Limited, a British Virgin Islands Company, and Thomas E. Sandell, a citizen of Sweden (together, the "Reporting Persons"), on November 8, 2004 and amended by Amendment No. 1 filed on November 12, 2004, Amendment No. 2 on January 13, 2005, Amendment No. 3 on February 15, 2005, Amendment No. 4 on February 24, 2005, Amendment No. 5 on February 25, 2005 and Amendment No. 6 on March 2, 2005 (the initial Schedule 13D and all amendments thereto being referred to herein as the "Schedule 13D"). The following item in the Schedule 13D is hereby amended to include these following information:


ITEM 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

On March 15, 2005, Castlerigg Master Investments acquired $3,000,000 of Exide's Floating Rate Convertible Senior Subordinated Notes due 2013 (the "Convertible Notes") convertible into an additional 172,711 shares of the common stock of Exide (the "Notes"). The funds used to purchase the Notes were obtained from (and, if additional shares of Exide's common stock or Convertible Notes are purchased in the future, it is expected that such funds will also be obtained from) a combination of the general working capital of the investment entities managed by the Reporting Persons and margin account borrowings made in the ordinary course of business.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a). The Reporting Persons as a group beneficially own 2,606,929 shares of Exide common stock. Such beneficial ownership is comprised of the ownership of 2,434,218 shares of Exide common stock and notes convertible into an additional 172,711 shares of Exide common stock. This comprises approximately 10.61% of the outstanding common stock of Exide. Without taking into account the conversion of the Convertible Notes, the Reporting Persons own approximately 9.97% of the outstanding Exide common stock.

(b). None of the Reporting Persons has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of the Shares.

Each of the Reporting Persons has shared power to vote and to direct the vote and shared power to dispose and to direct the disposition of 2,606,929 shares of Exide common stock.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits:

Appendix I: List of the transactions in Exide common stock that were effected by the Reporting Persons during the past sixty days ending November 8, 2004.*

Appendix II: Joint Filing Agreement.*

Appendix III: Instruction C Person Information.*

Appendix IV: Letter to the Executive Committee of the Board of Directors of Exide Technologies, dated November 10, 2004.**

Appendix V: Biographic information regarding Perry J. Lewis and Mark C. Demetree.***

Appendix VI: List of the transactions in Exide common stock that were effected by the Reporting Persons during the past sixty days ending February 15, 2005.****

Appendix VII: List of the transactions in Exide common stock that were effected by the Reporting Persons during the past sixty days ending February 23, 2005. *****

Appendix VIII: Letter to the Chairman of the Board of Directors of Exide Technologies, dated February 18, 2005. *****

Appendix IX: Letter to the Chairman of the Board of Directors of Exide Technologies, dated February 23, 2005. *****

Appendix X: Confidentiality Agreement executed February 23, 2005. *****

Appendix XI: Powers of Attorney

*Previously filed with the Schedule 13D filed on November 8, 2004.

**Previously filed with the 1st Amendment to the Schedule 13D filed on November 12, 2004.

***Previously filed with the 2nd Amendment to the Schedule 13D filed on January 13, 2005.

****Previously filed with the 3rd Amendment to the Schedule 13D filed on February 15, 2005.

*****Previously filed with the 4th Amendment to the Schedule 13D filed on February 24, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  March 17, 2005    CASTLERIGG MASTER INVESTMENTS LTD.

                                    By: Sandell Asset Management Corp.
                                              As Investment Manager

                                           By: /s/ Thomas E. Sandell
                                              ------------------------------
                                              Thomas E. Sandell
                                              Title: Chief Executive Officer


                               SANDELL ASSET MANAGEMENT CORP.

                                           By: /s/ Thomas E. Sandell
                                              ------------------------------
                                              Thomas E. Sandell
                                              Title: Chief Executive Officer


                               CASTLERIGG INTERNATIONAL LIMITED

                                    By: Sandell Asset Management Corp.
                                              As Investment Manager

                                           By: /s/ Thomas E. Sandell
                                              ------------------------------
                                              Thomas E. Sandell
                                              Title: Chief Executive Officer


                               CASTLERIGG INTERNATIONAL HOLDINGS LIMITED

                                    By: Sandell Asset Management Corp.
                                              As Investment Manager

                                           By: /s/ Thomas E. Sandell
                                              ------------------------------
                                              Thomas E. Sandell
                                              Title: Chief Executive Officer

                                               /s/ Thomas E. Sandell
                                              ------------------------------
                                              Thomas E. Sandell

                                APPENDIX XI
                                -----------

                             POWER OF ATTORNEY
                             -----------------

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg Master Investments Ltd., whose signature appears below, constitutes and appoints each of James A. Cacioppo, Timothy O'Brien, Michael R. Fischer and Richard A. Gashler as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

     Dated:  March 17, 2005    CASTLERIGG MASTER INVESTMENTS LTD.

                                    By: Sandell Asset Management Corp.
                                              As Investment Manager

                                           By: /s/ Thomas E. Sandell
                                              ------------------------------
                                              Thomas E. Sandell
                                              Title: Chief Executive Officer



                             POWER OF ATTORNEY
                             -----------------

KNOW ALL MEN BY THESE PRESENTS, that Sandell Asset Management Corp., whose signature appears below, constitutes and appoints each of James A. Cacioppo, Timothy O'Brien, Michael R. Fischer and Richard A. Gashler as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

     Dated:  March 17, 2005           SANDELL ASSET MANAGEMENT CORP.

                                           By: /s/ Thomas E. Sandell
                                              ------------------------------
                                              Thomas E. Sandell
                                              Title: Chief Executive Officer


                             POWER OF ATTORNEY
                             -----------------

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg International Limited, whose signature appears below, constitutes and appoints each of James A. Cacioppo, Timothy O'Brien, Michael R. Fischer and Richard A. Gashler as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

     Dated:  March 17, 2005      CASTLERIGG INTERNATIONAL LIMITED

                                    By: Sandell Asset Management Corp.
                                              As Investment Manager

                                           By: /s/ Thomas E. Sandell
                                              ------------------------------
                                              Thomas E. Sandell
                                              Title: Chief Executive Officer


                             POWER OF ATTORNEY
                             -----------------

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg International Holdings Limited, whose signature appears below, constitutes and appoints each of James A. Cacioppo, Timothy O'Brien, Michael R. Fischer and Richard A. Gashler as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

     Dated:  March 17, 2005     CASTLERIGG INTERNATIONAL HOLDINGS LIMITED

                                    By: Sandell Asset Management Corp.
                                              As Investment Manager

                                           By: /s/ Thomas E. Sandell
                                              ------------------------------
                                              Thomas E. Sandell
                                              Title: Chief Executive Officer


                             POWER OF ATTORNEY
                             -----------------

KNOW ALL MEN BY THESE PRESENTS, that Thomas E. Sandell, whose signature appears below, constitutes and appoints each of James A. Cacioppo, Timothy O'Brien, Michael R. Fischer and Richard A. Gashler as his attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

     Dated:  March 17, 2005
                                               /s/ Thomas E. Sandell
                                              ------------------------------
                                              Thomas E. Sandell